UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 333-226308

ZETA NETWORK GROUP

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Securities Purchase Agreement

On October 15, 2025, Zeta Network Group (the “Company”) entered into a securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”) pursuant to which the Company agrees to issue and sell to each Purchaser in a private placement offering (the “Offering”), the Purchasers agree to purchase an aggregate of US$230,837,060.2 of the Company’s units (the “Units”), each unit consisting of one Class A ordinary share, par value of US$0.0025 per share (the “Share”), and one warrant (the “Warrant”), each Warrant entitling the Purchaser of a Unit to purchase one Share, at an offering price of $1.7 per Unit.

The Warrants will be immediately exercisable for 60 months after issuance at an exercise price of $2.55 per Share.

The gross proceeds of the Offering are payable by 2,000 SolvBTC, a 1:1 wrapped Bitcoin-backed token issued by Solv Protocol, an on-chain Bitcoin reserve providing institutional mechanisms for the productive use of Bitcoin holdings.

The Offering closed on October 17, 2025.

The SPA contains customary representations, warranties, and covenants by the Company and the Purchasers. The closing of the transaction is subject to the satisfaction of customary closing conditions.

The foregoing descriptions of the Warrant and the SPA do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of the Warrant and the SPA, which are attached as Exhibits 4.1 and 10.1, respectively, to this Report on Form 6-K and are hereby incorporated by reference.

Press Release Announcing the PIPE Offering

On October 15, 2025, the Company issued a press release announcing the pricing and signing of the Offering and estimated aggregate gross proceeds of US$230,837,060.2. A copy of the press release is included as Exhibit 99.1 here and is incorporated herein by reference.

(a) Exhibits

Number	Description
4.1	Form of Class A Ordinary Shares Purchase Warrant.
10.1	Form of Securities Purchase Agreement, dated as of October 15, 2025, Zeta Network Group and each Purchaser (as defined therein).
99.1	Press Release, dated October 15, 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

Date: October 20, 2025

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